Exhibit 99. 1

CERTIFICATE OF SECRETARY

The undersigned, the duly elected, qualified and acting Secretary of Aberdeen Emerging Markets Telecommunications and Infrastructure Fund, Inc. (the "Fund"), hereby certifies that the following is a true and correct copy of the resolutions duly adopted by the Board of Directors of the Fund, including a majority of the Directors who are not "interested persons" of the Fund (the “Independent Directors”), at a meeting held on June 8, 2010 approving fidelity bond coverage for the Fund in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and at a meeting held on September 1, 2010 authorizing an amendment to the name of the Fund based on changes to certain non-fundamental investment policies of the Fund.

Approval of Fidelity Bond Coverage Pursuant of Rule 17g-1 under the Investment Company Act of 1940

RESOLVED, that it is the finding of each Board of Directors of the Funds, as the case may be, that the fidelity bond written by Hartford Fire Insurance Company (the “Bond”) covering, among others, officers and employees of the Funds, in accordance with the requirements of Rule 17g-1 promulgated by the U.S. Securities and Exchange Commission (“SEC”) under Section 17(g) of the 1940 Act, in the amount of $2 million, plus such additional amounts as required for any new investment companies (or portfolios thereof) added to the Bond or as otherwise required by the 1940 Act, is reasonable in form and amount after having given due consideration to, among other things, the value of the aggregate assets of the Funds to which any person covered under the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of the Funds’ assets, the nature of the securities in the Funds’ portfolios, the number of other parties named as insured parties under the Bond and the nature of the business activities of the other parties; and further

RESOLVED, that the estimated premium to be paid by each applicable Fund under the Bond be, and hereby is, approved by vote of a majority of the Board of Directors of each applicable Fund (all Directors voting) and separately by a majority of the Independent Directors, after having given due consideration to, among other things, the number of other parties insured under the Bond, the nature of business activities of those other parties, the amount of the Bond and the extent to which the share of the premium allocated to a Fund under the Bond is less than the premium that the Fund would have had to pay had it maintained a single insured bond; and further

RESOLVED, that the Bond be, and hereby is, approved by vote of a majority of the Board of Directors of each Fund (all Directors voting) and separately by the Independent Directors; and further

RESOLVED, that the officers of each Fund be, and each hereby is, authorized and directed to enter into an agreement, as required by paragraph (f) of Rule 17g-1 under the 1940 Act, with the other named insureds under the Bond providing that in the event any recovery is received under the Bond as a result of a loss sustained by the Funds and also by one or more of the other named insureds, the Funds shall receive an equitable and proportionate share of the recovery, but in no event less than the amount that they would have received had they provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1; and further

RESOLVED, that the appropriate officers of each Fund be, and they hereby are, authorized and directed to prepare, execute, and file such amendments and supplements to the aforesaid agreement, and to take such other action as may be necessary or appropriate in order to conform to the provisions of the 1940 Act, and the rules and regulations thereunder; and further

RESOLVED, that the Secretary of each Fund shall file the Bond with the SEC and give the notices required under paragraph (g) of Rule 17g-1.

Approval of Restructuring of the Aberdeen Emerging Markets Telecommunications Fund, Inc.

RESOLVED, that the name of Aberdeen Emerging Markets Telecommunications Fund, Inc. be, and it hereby is changed by the Board of Directors at this meeting, to the Aberdeen Emerging Markets Telecommunications and Infrastructure Fund, Inc.; and it is

FURTHER RESOLVED, that the non-fundamental policy of investing, under normal circumstances, at least 80% of the Fund’s net assets in equity securities of emerging markets telecommunication companies is replaced with a non-fundamental policy of investing, under normal circumstances, at least 80% of the Fund’s net assets, plus any borrowings for investment purposes, in equity and debt securities of emerging markets telecommunication companies and of infrastructure companies, in the aggregate (the "80% Policy"); and it is

FURTHER RESOLVED, that it shall be the policy of the Fund to provide shareholders of the Fund with at least 60 days’ prior notice of any change in the Fund’s new 80% Policy described above; and it is

FURTHER RESOLVED, that, under normal conditions, the Fund will invest at least 20% (but not more than 24.9%) of its net assets in equity securities of companies in the infrastructure industry; and it is

FURTHER RESOLVED, that the above investment policy changes shall be put into effect upon the amendment of the Fund’s name with the State of Maryland and the provision of at least 60 days’ prior written notice to investors; and it is

FURTHER RESOLVED, that the officers of the Fund be, and they hereby are, authorized and directed to take any and all such further action, to execute and deliver any and all certificates, documents, agreements and instruments and any amendments or supplements thereto, including but not limited to any license agreements and any Articles of Amendment to appropriately reflect the name change of the Fund in the Fund’s Articles of Incorporation, and to perform such other acts as may be required, including but not limited to issuing shareholder notifications of the name and policy changes at least 60 days in advance of the change and a press release announcing the name and policy changes, and to take any and all steps deemed by them to be necessary or desirable to carry out the purpose and intent of and to consummate the actions contemplated by the foregoing resolutions.

Implementing Resolution

RESOLVED, that the officers of the Fund be, and each hereby is, authorized and directed to execute and deliver any and all documents and take any and all other action as may be necessary or appropriate in order to effectuate the resolutions approved by the Fund Board at this meeting; and that the execution by such officers of any such paper or document or the doing by them of any act in connection with the foregoing matters shall conclusively establish their authority therefore from the Fund and the approval and ratification by the Fund of the papers and documents so executed and the action so taken.

IN WITNESS WHEREOF, the undersigned has executed this Certificate as of the 16th day of December, 2010.

ABERDEEN EMERGING MARKETS TELECOMMUNICATIONS AND INFRASTRUCTURE FUND, INC.

By:	/s/Megan Kennedy
Megan Kennedy
Secretary